

October 9, 2012

Via E-mail
Longgen Zhang
Chief Financial Officer
JinkoSolar Holding Co., Ltd.
1 Jingke Road
Shangrao Economic Development Zone
Jiangxi Province 334100
People's Republic of China

> **Re:** **JinkoSolar Holding Co., Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2011**
> **Filed April 18, 2012**
> **File No. 001-34615**

Dear Mr. Zhang:

We have reviewed your response letter dated September 28, 2012 and filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 73

B. Liquidity and Capital Resources, page 92

1. We note your response to prior comment 1. To the extent that significant changes in credit terms and the terms of your sales arrangements are impacting your days' sales outstanding, liquidity and accounts receivables, these material trends should be separately disclosed and described to investors within Managements' Discussion and Analysis. Specifically, we note the industry trends that have moved from requiring advanced payment to allowing sales on credit should be identified and discussed similar to the second paragraph on page 2 of your response. Further, when changes occur in the specific markets and material countries, these changes to policies and collection issues

should be identified and described. The market changes and collection issues in Italy and Germany should be explicitly described and discussed as they had a material impact on your accounts receivables and allowances. These analyses should reveal underlying material causes of the matters described and discuss any future impact on operating results. Please revise future filings to provide this discussion and provide us with your proposed revised discussion as of December 31, 2011 which incorporates these changes.

You may contact Kevin Kuhar, Staff Accountant, at (202) 511-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant